UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*


                   Fairfield Communities, Inc.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, $.01 par value per share
_________________________________________________________________
                 (Title of Class of Securities)


                            304231301
________________________________________________________________
                         (CUSIP Number)

    James F. Mosier, Corporate Secretary and General Counsel
              Physicians Insurance Company of Ohio
                    13515 Yarmouth Drive, NW
                    Pickerington, Ohio  43147
                         (614) 864-7100
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 18, 1994
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  _____

Check the following box if a fee is being paid with the statement __X__. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D


CUSIP NO.          304231301                    Page 2 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Physicians Insurance Company of Ohio
          #31-0889180

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                        (a)_____       (b)_____

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                       _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON
WITH:

7.   SOLE VOTING POWER:       1,184,000
8.   SHARED VOTING POWER:     0
9.   SOLE DISPOSITIVE POWER:  1,184,000
10.  SHARED DISPOSITIVE POWER:0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

          1,184,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                       _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          9.9%

14.  TYPE OF REPORTING PERSON*:

          IC

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

Item 1.  Security and Issuer

This statement relates to the Common Stock ("Common Stock"), $.01 par value per share, of Fairfield Communities, Inc. ("Issuer").
The address of the principal executive offices of Issuer is 2800
Cantrell Road, Little Rock, Arkansas 72202.


Item 2.  Identity and Background

(a)  Physicians Insurance Company of Ohio ("PICO")

(b)  PICO's business address is 13515 Yarmouth Drive, NW,
     Pickerington, Ohio  43147.

(c) PICO's principal business is selling professional liability insurance to physicians in the State of Ohio.

(d) There are no criminal convictions during the last five years.

(e) There were no civil proceedings resulting in a judgment, decree, or official order enjoining future violations or mandating activities subject to federal or state securities laws.

(f)  Ohio


Item 3.  Source and Amount of Funds or Other Consideration

PICO purchased the Common Stock with generally available funds from working capital. No part of these funds was borrowed. The total purchase price amounted to $5,328,000.00. PICO purchased the shares of Common Stock reported herein from Lehman Brothers Inc.; Lehman Brothers Inc. acquired the shares as a result of two separate Stipulations approved by the U.S. Bankruptcy Court for the Central District of California. The Stipulations resolved the claims of Lehman Brothers Inc. for the repayment of margin loans.


Item 4.  Purpose of Transaction

PICO has acquired the Common Stock of the Issuer in order to obtain an equity position in the Issuer. PICO believes the Common Stock of the Issuer has the potential for appreciation in price.

(a) PICO agreed to purchase 1,184,000 shares of Common Stock of the Issuer as reported herein; depending on the satisfaction of several contingencies, PICO may purchase an additional 494,726 shares of Common Stock of the Issuer within nine months.

(b)-(j)   Not applicable.


Item 5.  Interest in Securities of the Issuer

(a) PICO has purchased 1,184,000 shares of Common Stock of the Issuer. This amounts to 9.9% of the shares of Common Stock outstanding. As described in Item 4 of Schedule 13D above, PICO may purchase 494,726 additional shares of Common Stock of the Issuer; if this purchase occurs, PICO would own 14.03% of the shares of Common Stock outstanding.

(b) PICO has the sole power to vote or to direct the vote of and sole power to dispose or direct the disposition of all shares of Common Stock purchased by PICO.

(c) PICO reached agreement on March 18, 1994 to purchase 1,184,000 shares of Common Stock of the Issuer at a price of $4.50 per share. This transaction was a private placement in which Lehman Brothers Inc. sold 1,184,000 shares of Common Stock to PICO.

(d)  Not applicable.

(e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer

PICO agreed to purchase 1,184,000 shares of Common Stock of the Issuer; depending on the satisfaction of several contingencies, PICO may purchase an additional 494,726 shares of Common Stock of the Issuer, as described in the attached Exhibit 1.


Item 7.  Material to be Filed as Exhibits

The letter agreement dated March 16, 1994 between PICO and Lehman
Brothers Inc., which was fully executed on March 18, 1994, is attached hereto as Exhibit 1 and incorporated by reference.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 24, 1994



                          /s/ James F. Mosier
                         James F. Mosier
                         General Counsel and Secretary
                         Physicians Insurance Company of Ohio